UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31687 / June 23, 2015

_____

In the Matter of

THE RBB FUND, INC., ET AL.
c/o Mary Jo Reilly, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA, 19103-6996

(812-14206)

_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 9(a), 13(a),
15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULES
6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

The RBB Fund, Inc. (the "Company"), Matson Money, Inc. ("Matson") and Summit
Global Investments, LLC ("Summit") filed an application on August 30, 2013, and an
amended and restated application on September 25, 2014, and May 13, 2015, for an order
of the Commission under Section 6(c) of the Investment Company Act of 1940 ("1940
Act") granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act
and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder. The exemptions would apply in
cases where a life insurance separate account supporting variable life insurance contracts
("VLI Accounts") holds shares of an existing portfolio of the Company that is designed
to be sold to VLI Accounts or VA Accounts (as defined below) for which Matson,
Summit or any of their affiliates, may serve as investment adviser, sub-adviser, manager,
administrator, principal underwriter or sponsor ("Existing Fund") or "Future Fund"   (any
Existing Fund or Future Fund is referred to herein as a "Fund" and collectively, the
"Funds"), and one or more of the following other types of investors also hold shares of
the Funds: (i) any life insurance company separate account supporting variable annuity
contracts ("VA Accounts") and any VLI Account; (ii) trustees of qualified group pension
or group retirement plans outside the separate account context ("Qualified Plans"); (iii)
the investment adviser or any subadviser to a Fund or affiliated persons of the adviser or
subadviser (representing seed money investments in a Fund) ("Advisers"); and (iv) any
general account of an insurance company depositor of VA Accounts and/or VLI
Accounts ("General Accounts"). A "Future Fund" " is any investment portfolio or series

thereof of the Company, other than an Existing Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which Matson, Summit or their affiliates may in the future serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor.

A notice of filing of the application was issued on May 27, 2015 (Rel. No. IC-31648). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for The RBB Fund, Inc., et al. (812-14206) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary